SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-33910

ATA Creativity Global

c/o Rm. 507, Bldg. 3, BinhuZhuoyueCheng,

WenhuaKechuangYuan, Huayuan Blvd. 365,

Baohe, Hefei, Anhui 230051, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒  Form 40-F     ☐

ATA Creativity Global Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

ATA Creativity Global (the “Company”) announced that the Company received a written letter from the Nasdaq Stock Market LLC (“Nasdaq”) dated May 29, 2024, notifying the Company that it no longer meets the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq as the closing bid price for the Company’s American depositary shares (“ADSs”) listed on the Nasdaq was below US$1.00 for 30 consecutive business days.

Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.

The Nasdaq letter has no immediate impact on the Company’s listing on the Nasdaq Global Market. The Company’s ADSs will continue to trade on the Nasdaq under the symbol “AACG”.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until November 25, 2024, to regain compliance with Nasdaq Listing Rule 5450(a)(1). If at any time before November 25, 2024, the bid price of the Company’s ADSs closes at or above US$1.00 for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has regained compliance with the minimum bid price requirement, and the matter will be closed.

In the event the Company does not regain compliance by November 25, 2024, the Company may be eligible for additional time to regain complianceif it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement. To qualify, the Company will need to provide Nasdaq with written notice of its intention to cure the deficiency during the second compliance period.

The Company’s business operations are not affected by the Nasdaq letter. The Company intends to closely monitor the closing bid price of its ADSs between now and November 25, 2024, and seeks to cure the deficiency within the prescribed compliance period.

This Report on Form 6-K, and sections titled “First Quarter 2024 Highlights,” “Operating Review,” “First Quarter 2024 Financial Review - GAAP Results,” “Non-GAAP Measures,” “Other Data,” “Balance Sheet Highlights,” “Cautionary Note Regarding Forward-looking Statements,” “Currency Convenience Translation” and “About Non-GAAP Financial Measures” and the financial statements contained in the press release which is exhibit 99.1 to the Company's Report on Form 6-K (File No. 001-33910) furnished with the Securities and Exchange Commission on May 16, 2024, are incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-278921), filed with the Securities and Exchange Commission on April 25, 2024, to be a part thereof from the date on which such Report is/was submitted respectively, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATA Creativity Global

By:	/s/ Ruobai Sima
Name:	Ruobai Sima
Title:	Chief Financial Officer

Date: June 3, 2024

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